245 Summer Street

Fidelity® Investments

Boston, MA 02210

March 22, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity School Street Trust (the trust): File Nos. 002-57167 and 811-02676 Fidelity Advisor Multi-Asset Income Fund (the fund(s)) Post-Effective Amendment No. 111

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 111 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing includes the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

This filing also serves to reflect any applicable Staff comments, and make other non-material changes.

An effective date of March 23, 2018 is elected by the trust pursuant to Rule 485(b).

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/Renee Cummings
Renee Cummings
Legal Product Group